Exhibit 12.01

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Six Months Ended June 30,
	2009	2010
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$851,540	$996,681
Add: Fixed Charges (2)	19,863	17,321

Earnings (1)	$871,403	$1,014,002

Fixed Charges (2)	$19,863	$17,321

Ratio of Earnings to Fixed Charges	43.9	58.5

(1)	Earnings consist of income before income taxes, noncontrolling interest and equity in gains and losses of equity-method investees plus Fixed Charges.
(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.